UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Tidewater, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
88642R 10 9
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	88642R 10 9

1	Names of Reporting Persons
Captain Q, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
221,739 (1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
221,739 (1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
360,946 (1) (2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
1.01% (1) (3)
12	Type of Reporting Person (See Instructions)
OO (1)

(1) Captain Q, LLC, has sole voting and dispositive power over the shares reported herein as the general partner of 5 Essex, L.P., unless otherwise noted herein. Investment advisory services to Captain Q, LLC are provided by

Amalgamated Gadget, L.P. and/or its affiliates as specified in its “umbrella” registration on Form ADV dated July 11, 2018.

(2) Includes an additional 139,207 shares in respect of currently exercisable warrants of the Issuer.

(3) Pursuant to Rule 13d-3(d)(1)(i), the number of shares of the Common Stock deemed to be outstanding is 35,866,759, which is the sum of (1) 27,263,262 shares disclosed in the Issuer’s Form 10-Q filed November 13, 2018, (2) 8,464,290 shares issued by the Issuer as disclosed in GulfMark Offshore, Inc.’s Form 8-K filed November 16, 2018, and (3) such 139,207 shares in respect of currently exercisable warrants of the Issuer.

SCHEDULE 13G

CUSIP No.	88642R 10 9

1	Names of Reporting Persons
Q Global Capital Management, L.P.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,748,701 (1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,748,701 (1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,748,701 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
4.88% (1) (2)
12	Type of Reporting Person (See Instructions)
PN (1)

(1) Q Global Capital Management, L.P. (“QGCM”) has sole voting and dispositive power over the shares reported herein as the investment manager of Q5-R5 Trading, Ltd., unless otherwise noted herein.

(2) Pursuant to Rule 13d-3(d)(1)(i), the number of shares of the Common Stock deemed to be outstanding is 35,866,759, which includes (1) 27,263,262 shares disclosed in the Issuer’s Form 10-Q filed November 13, 2018, (2) 8,464,290 shares issued by the Issuer as disclosed in GulfMark Offshore, Inc.’s Form 8-K filed November 16, 2018 and (3) 139,207 shares in respect of currently exercisable warrants of the Issuer held by Captain Q, LLC.

SCHEDULE 13G

CUSIP No.	88642R 10 9

1	Names of Reporting Persons
Renegade Swish, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,976,902 (1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,976,902 (1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,116,109 (1) (2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.90% (1) (3)
12	Type of Reporting Person (See Instructions)
OO (1)

(1) Renegade Swish, LLC, has sole voting and dispositive power over the shares reported herein as the sole manager of Q Global Advisors, LLC (1,748,701 shares), which in turn is the sole general partner of Q Global

Capital Management, L.P.; and as the sole manager of Captain Q, LLC (221,739 shares); and as the direct holder of 6,462 shares. Investment advisory services to Renegade Swish, LLC are provided by Amalgamated Gadget, L.P. and/or its affiliates as specified in its “umbrella” registration on Form ADV dated July 11, 2018.

(2) Includes an additional 139,207 shares in respect of currently exercisable warrants of the Issuer.

(3) Pursuant to Rule 13d-3(d)(1)(i), the number of shares of the Common Stock deemed to be outstanding is 35,866,759, which is the sum of (1) 27,263,262 shares disclosed in the Issuer’s Form 10-Q filed November 13, 2018, (2) 8,464,290 shares issued by the Issuer as disclosed in GulfMark Offshore, Inc.’s Form 8-K filed November 16, 2018, and (3) such 139,207 shares in respect of currently exercisable warrants of the Issuer.

Item 1.

(a)       Name of Issuer: Tidewater Inc.

(b)       Address of Issuer’s Principal Executive Offices: 601 Poydras Street, Suite 1500, New Orleans, LA 70130

Item 2.
(a)	Name of Person Filing: Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby files this Schedule 13G Statement on behalf of Captain Q, LLC, a Texas limited liability company (“Captain Q”), Renegade Swish, LLC, a Delaware limited liability company (“RS”), and Q Global Capital Management, L.P., a Texas limited partnership (“QGCM” and, together with Captain Q and RS, the “Reporting Persons”). Additionally, information is included herein with respect to the following persons (collectively, the “Controlling Persons”): Q Global Advisors, LLC, a Texas limited liability company (“QGA”), and Geoffrey Raynor (“Raynor”). Investment advisory services to Captain Q and RS are provided by Amalgamated Gadget, L.P. and/or its affiliates as specified in their “umbrella” registration on Form ADV dated July 11, 2018.

The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the “Item 2 Persons” and individually an “Item 2 Person.” The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 1 3(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

(b)	Address of Principal Business Office or, if None, Residence: The address of the principal business office of each of the Item 2 Persons is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102
(c)	Citizenship: All of the natural persons listed in Item 2(a) are citizens of the United States of America.
(d)	Title and Class of Securities: Common Stock par value $0.001 per share (the “Shares”)
(e)	CUSIP No.: 88642R 10 9
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_] Broker or dealer registered under Section 15 of the Act;
(b)	[_] Bank as defined in Section 3(a)(6) of the Act;
(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership
(a)-(b)

Reporting Persons

Captain Q

Because of its position as the sole general partner of 5 Essex, L.P., Captain Q may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 360,946 Shares, which constitute approximately 1.01% of the 35,866,759 Shares deemed to be outstanding.

QGCM

Because of its position as the sole investment manager of Q5-R5 Trading, Ltd., QGCM may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,748,701 Shares, which constitute approximately 4.88% of the 35,866,759 Shares deemed to be outstanding.

RS

Because of its direct ownership of 6,462 Shares and its position as the sole manager of Captain Q and QGA, RS may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 2,116,109 Shares, which constitute approximately 5.90% of the 35,866,759 Shares deemed to be outstanding.

Controlling Persons

QGA

Because of its position as the sole general partner of QGCM, QGA may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,748,701 Shares, which constitute approximately 4.88% of the 35,866,759 Shares deemed to be outstanding.

Raynor

Since Raynor controls and indirectly wholly owns RS, which directly owns 6,462 Shares and which is the sole manager of Captain Q and QGA, Raynor may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 2,116,109 Shares, which constitute approximately 5.90% of the 35,866,759 Shares deemed to be outstanding.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the Item 2 Persons is the beneficial owner of any Shares.

(c)

Reporting Persons

Captain Q

As the sole general partner of 5 Essex, Captain Q has the sole power to vote or to direct the vote and to dispose or direct the disposition of 221,739 Shares.

QGCM

As the sole investment manager of Q5-R5 Trading, Ltd, QGCM has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,748,701 Shares.

RS

As the direct owner of 6,462 Shares and as the sole manager of Captain Q and QGA, RS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,976,902 Shares.

Controlling Persons

QGA

As the sole general partner of QGCM, QGA has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,748,701 Shares.

Raynor

Since Raynor controls and indirectly wholly owns RS, which directly owns 6,462 Shares and which is the sole manager of Captain Q and QGA, Raynor has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,976,902 Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2019

CAPTAIN Q, LLC

By: Renegade Swish, LLC, its manager

/s/ Brandon Teague

By: Brandon Teague, Vice President

Q GLOBAL CAPITAL MANAGEMENT, L.P.

By: Q Global Advisors, LLC, its general partner

/s/ Brandon Teague

By: Brandon Teague, Vice President

RENEGADE SWISH, LLC

/s/ Brandon Teague

By: Brandon Teague, Vice President